XL FINANCIAL ASSURANCE LTD.

INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2006 AND FOR THE THREE AND NINE MONTH
PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

XL Financial Assurance Ltd.
Interim Balance Sheets
(U.S. dollars in thousands, except share and per share amounts)

	(unaudited) As of September 30, 2006	As of December 31, 2005

Assets
Investments
Debt securities, available for sale, at fair value (amortized cost: 2006 - $1,365,764; 2005 - $1,054,356)	$1,352,159	$1,036,606
Short-term investments, at fair value (amortized cost: 2006 - $64,963; 2005 - $23,772)	63,580	23,569

Total investments	1,415,739	1,060,175

Cash and cash equivalents	67,206	22,256
Accrued investment income	10,449	9,197
Deferred acquisition costs	129,533	100,784
Prepaid reinsurance premiums	34,364	63,034
Reinsurance balances receivable	25,090	2,736
Unpaid losses and loss expenses recoverable	66,550	66,394
Amounts due from parent and affiliates	50	39,572
Funds withheld	—	15,859
Net receivable for investments sold	197	191
Derivative assets	10,227	13,482
Other assets	44	401

Total assets	$1,759,449	$1,394,081

Liabilities, Redeemable Preferred Shares and Shareholder’s Equity
Liabilities:
Unpaid losses and loss expenses	$141,883	$134,044
Deferred premium revenue	633,725	535,112
Reinsurance balances payable	4,020	15,116
Accounts payable and accrued liabilities	1,572	1,770
Amounts due to parent and affiliates	1,631	14,656
Derivative liabilities	2,548	1,864
Dividend payable on preferred shares	1,139	1,445

Total liabilities	786,518	704,007

Redeemable Preferred Shares:
Series A Redeemable preferred shares (par value of $120 per share:
10,000 shares authorized; 363 issued and outstanding as at September 30, 2006 and December 31, 2005)	44	44
Additional paid-in capital	38,956	38,956
Accumulated undeclared dividends on Series A Redeemable preferred shares	15,016	—

Total redeemable preferred shares	54,016	39,000

Shareholder’s Equity
Common shares (par value of $120 per share:
10,000 shares authorized; 2,449 issued and outstanding as at September 30, 2006 and December 31, 2005)	294	294
Additional paid-in capital	536,589	345,606
Accumulated other comprehensive loss	(14,988)	(17,953)
Retained earnings	397,020	323,127

Total shareholder’s equity	918,915	651,074

Total liabilities, redeemable preferred shares and shareholder’s equity	$1,759,449	$1,394,081

See notes to interim financial statements.

XL Financial Assurance Ltd.
Interim Statements of Operations and Comprehensive Income
(U.S. dollars in thousands)

	(unaudited) Three Months Ended September 30,		(unaudited) Nine months ended September 30,

	2006	2005	2006	2005

Revenues
Net premiums earned	$41,534	$35,317	$126,647	$93,464
Net investment income	16,292	9,858	40,065	27,228
Net realized losses on investments	(133)	(772)	(15,149)	(2,153)
Fee and other income	—	—	1,228	674
Net realized and unrealized losses on credit derivatives	(2,838)	(1,706)	(5,903)	(3,545)

Total revenues	54,855	42,697	146,888	115,668

Expenses
Net losses and loss adjustment expenses	4,497	1,056	10,651	12,404
Acquisition costs	14,822	11,085	38,124	29,768
Operating expenses	1,676	1,716	5,824	5,367

Total expenses	20,995	13,857	54,599	47,539

Net income	$33,860	$28,840	$92,289	$68,129

Comprehensive income
Net income	$33,860	$28,840	$92,289	$68,129
Unrealized gains (losses)	24,219	(14,378)	(12,184)	(14,179)
Less: reclassification for losses realized in income	(133)	(772)	(15,149)	(2,153)

Comprehensive income	$58,212	$15,234	$95,254	$56,103

See notes to interim financial statements.

XL Financial Assurance Ltd.
Interim Statements of Changes in Shareholder’s Equity
(U.S. dollars in thousands, except share amounts)

	(unaudited) Nine Months Ended September 30, 2006	Year Ended December 31, 2005

Common Shares - Number issued
Number of shares - beginning of year	2,449	2,449

Number of shares - end of period	2,449	2,449

Common Stock - Issued at par
Balance - beginning of year	$294	$294

Balance - end of period	294	294

Additional Paid-In Capital
Balance - beginning of year	345,606	345,606
Capital contributions	190,983	—

Balance - end of period	536,589	345,606

Accumulated Other Comprehensive Loss
Balance - beginning of year	(17,953)	(1,819)
Other comprehensive income (loss)	2,965	(16,134)

Balance - end of period	(14,988)	(17,953)

Retained Earnings
Balance - beginning of year	323,127	231,714
Net income	92,289	98,389
Dividends on Series A Redeemable preferred shares	(3,380)	(6,976)
Accumulated undeclared dividends on Series A Redeemable preferred shares	(15,016)	—

Balance - end of period	397,020	323,127

Total shareholder’s equity	$918,915	$651,074

See notes to interim financial statements.

XL Financial Assurance Ltd.
Interim Statements of Cash Flows
(U.S. dollars in thousands)

	(unaudited) Nine Months Ended September 30,

	2006	2005

Cash flows provided by operating activities
Net income	$92,289	$68,129
Adjustments to reconcile net income to net cash provided by operating activities
Realized losses on sale of investments	2,484	2,153
Amortization of premium on fixed maturities	2,252	2,532
Net realized and unrealized losses on credit derivatives excluding cash received and paid	3,939	1,816
Accrued investment income	(1,252)	(1,724)
Unpaid losses and loss adjustment expenses, net	7,839	22,697
Deferred premium revenue	98,613	79,406
Unpaid losses and loss expenses recoverable	(156)	(11,588)
Deferred acquisition costs	(28,749)	(13,174)
Amounts due from parent and affiliates	39,522	(7,608)
Accounts payable and accrued liabilities	(198)	(1,242)
Amounts due to parent and affiliates	(13,025)	1,462
Prepaid reinsurance premiums	28,670	(6,749)
Funds withheld	15,859	—
Reinsurance balances receivable	(22,354)	24,893
Reinsurance balances payable	(11,096)	5,221
Other assets	357	32

Total adjustments	122,705	98,127

Net cash provided by operating activities	214,994	166,256

Cash flows used in investing activities
Proceeds from sale of debt securities and short-term investments	205,433	642,036
Proceeds from maturity of debt securities and short-term investments	33,783	35,030
Purchase of debt securities and short-term investments	(596,558)	(841,766)

Net cash used in investing activities	(357,342)	(164,700)

Cash flows provided by (used in) financing activities
Capital contribution	190,983	—
Dividends paid on Series A redeemable preferred shares	(3,685)	(7,481)

Net cash provided by (used in) financing activities	187,298	(7,481)

Increase (decrease) in cash and cash equivalents	44,950	(5,925)
Cash and cash equivalents
Beginning of year	22,256	13,210

End of period	$67,206	$7,285

See notes to interim financial statements.

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

1.	Organization and Ownership

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). Except for its preferred stock interests discussed further below, through July 1, 2006, the Company was a wholly owned subsidiary of XL Insurance (Bermuda) Ltd (“XLI”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guaranty insurance and reinsurance businesses to SCA and selling an interest therein to the public through an initial public offering (“IPO”) of SCA’s common shares. The aforementioned businesses consisted of the Company and XL Capital Assurance Inc. (“XLCA”), a New York domiciled financial guaranty insurance company. In connection with the planned IPO, effective July 1, 2006 all of XL Capital’s ownership interests in the Company and XLCA were contributed to SCA. On August 4, 2006, SCA’s IPO was consummated. After the IPO, a secondary offering by XL Capital, the exercise of the underwriters’ over-allotment option and restricted share awards to management of SCA, XL Capital’s ownership of SCA’s outstanding common shares represents approximately a 63 percent economic interest. As a result of limitations on XL Capital’s voting power contained in SCA’s bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to SCA’s shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XLI, XLCA, and Financial Security Assurance Inc. (“FSA”), a New York domiciled financial guaranty insurance company, as well as other monoline and multiline insurance companies. FSA, through its parent and affiliates, own all of the Company’s preferred shares, but otherwise is independent of the Company and XL Capital and its affiliates. Guaranties reinsured by the Company may be in the form of traditional financial guaranty insurance or credit default swaps. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Substantially all the Company’s reinsurance is written on a proportional basis. Accordingly, in the event of a payment default on a reinsured obligation, the Company is generally required to pay its proportionate share of the principal, interest or other such amounts due in accordance with the insured obligations’ original payment schedule or, at the ceding companies’ option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by retroceding certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Pursuant to an agreement on April 5, 2006 with Financial Security Assurance Holdings Ltd. (“FSAH”), the parent company of FSA, the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the agreement, the participating dividend and redemption provisions of the preferred shares were

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

eliminated, the stated value of the preferred shares held by FSAH were increased to $54.0 million, and the fixed dividend rate of the preferred shares was increased from 5.00% to 8.25%.

2.	Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited interim financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows as of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the Company’s December 31, 2005 audited financial statements and notes thereto filed with the Securities and Exchange Commission as an Exhibit to the XL Capital’s Form 10-K for the year ended December 31, 2005. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.	Credit Default Swaps

Credit default swaps reinsured by the Company meet the definition of a derivative instrument under FASB Statement of Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded as either assets or liabilities in the accompanying balance sheets.

The fair value of credit default swaps is determined using a model which is dependent upon a number of market factors including changes in interest rates, credit spreads, changes in credit quality, and expected recovery rates. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

Changes in the fair value of credit default swaps attributable to earnings from reinsurance premiums received by the Company from the reinsurance of such contracts are recorded in the line item caption entitled “net premiums earned” in the accompanying interim statements of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such reinsured contracts are recorded in the line item caption entitled “net losses and loss adjustment expenses” in the accompanying interim statements of operations, and the remaining components of the change in fair value of reinsured credit default swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized losses on credit derivatives” in the accompanying interim statements of operations. This presentation is applicable only to credit default swaps reinsured by the Company where the underlying ceding company has the intent

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

and ability to hold such contracts to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

The Company’s reinsured credit default swap in-force portfolio generally requires the Company to meet its proportionate share of payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first-loss protection levels. These credit events are contract-specific, but generally cover bankruptcy, failure to pay and repudiation. The Company’s reinsured credit default swap in-force portfolio consists of structured pools of corporate obligations that were awarded investment-grade ratings at the deals’ inception. At September 30, 2006, on a net par basis, approximately 97.7% of the Company’s reinsured credit default swap in-force portfolio was rated “AAA” with the remaining 2.3% rated at or above investment-grade. The weighted average term of the contracts in-force was 12.7 years.

The following tables present the amounts related to credit default swaps reflected in our financial statements as at and for the periods indicated:

	(unaudited) Three Months Ended September 30,

(U.S. dollars in thousands)	2006	2005

Statements of Operations
Net premiums earned	$4,969	$3,831
Net losses and loss adjustment expenses	(115)	(328)
Net realized and unrealized losses on credit derivatives	(2,838)	(1,706)

	(unaudited) Nine Months Ended September 30,

	2006	2005

Statements of Operations
Net premiums earned	$15,354	$11,473
Net losses and loss adjustment expenses	808	(644)
Net realized and unrealized losses on credit derivatives	(5,903)	(3,545)

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

(U.S. dollars in thousands) Balance Sheets	(Unaudited) As at September 30, 2006	As at December 31, 2005

Assets
Reinsurance balances recoverable on unpaid losses	$1,007	$787
Derivative assets	10,227	13,482

Total assets	$11,234	$14,269

Liabilities
Unpaid losses and loss adjustment expenses	$11,376	$10,348
Derivative liabilities	2,548	1,864

Total liabilities	$13,924	$12,212

The Company is also a party to a put option agreement with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides the Company with the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by the Company. The put option agreement is perpetual but would terminate on delivery of notice by the Company on or after December 10, 2009, or under certain defined circumstances, such as the failure of the Company to pay the put option premium when due or bankruptcy. The put option is recorded by the Company at fair value with changes in fair value recognized in the line items caption entitled “Net realized and unrealized losses on credit derivatives”. For the nine months ended September 30, 2006, the fair value adjustment was not significant. The put option premiums for the nine month periods ended September 30, 2006 and 2005 were $2.0 million and $1.8 million, respectively.

4.	New Accounting Pronouncements and Developments

In June 2005, at the request of the Securities and Exchange Commission, the FASB added a project to their agenda to review and provide guidance for the accounting for financial guaranty insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. Current accounting literature, specifically FASB Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), and FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), does not specifically address the unique characteristics of accounting for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”) and Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan.” The FASB arrived at a tentative decision during the third quarter of 2006 which will form the basis of the forthcoming Exposure Draft. The Company will continue to apply the accounting policies as disclosed in its audited historical financial statements as of December 31,

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

2005 and 2004 and for the years ended December 31, 2005, 2004, and 2003 until further guidance is provided by the FASB.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS 155 on January 1, 2007 and is currently evaluating the implications of SFAS 155 on its financial statements.

In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to be Considered in Applying FIN 46(R),” which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The Company adopted the guidance in this FSP as of July 1, 2006 and it did not have a material effect on the Company’s financial condition or results of operations.

In September 2006, the FASB issued proposed FSP FAS 123(R)-e, “Amendment of FASB Staff Position FAS 123(R)-1”, which addresses whether the modification of an instrument in connection with an equity restructuring or a business combination should be considered a modification for purposes of applying FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” The FASB staff has taken the position that for instruments that were originally issued as employee compensation and then exchanged or changed, where the only change is a change to the terms of an award to reflect an equity restructuring or a business combination that occurs when the holders are no longer employees, then no change in the recognition and measurement (due to a change in classification) of these instruments will result if, there is (i) no increase in value to the holders of the instrument or (ii) the exchange or change in the terms of the award is not made in contemplation of an equity restructuring or a business combination and (iii) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. These provisions must be applied in the first reporting period beginning after the date the final FSP is posted to the FASB’s website. This guidance is not expected to have a significant impact on the Company’s financial condition or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in its

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

fiscal year ending December 31, 2006. However, early application is encouraged in any report for an interim period filed after the publication of this guidance. The Company is currently assessing the impact of the adoption of SAB 108. The Company does not anticipate a significant impact as a result of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 will be effective for interim and annual financial statements issued after January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS 157.

5.	Premiums Earned from Refunded and Called Bonds

Net premiums earned include $0.3 million and $23.1 million for the three and nine month periods ended September 30, 2006, respectively, and $3.8 million and $4.0 million for the three and nine month periods ended September 30, 2005, respectively, related to refunded and called bonds.

6.	Related Party Transactions

Capital Transactions

In connection with SCA’s IPO on August 4, 2006, XLI contributed $15.0 million to the Company. In addition, SCA contributed $175.0 million to the Company from the proceeds of its IPO. The Company intends to use such contribution support its continued growth and for general corporate purposes.

Services Arrangements

The Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase certain services indirectly through SCA Administrative Bermuda Ltd, a wholly owned subsidiary of SCA. Such services principally include: (i) information technology support, (ii) actuarial, finance, legal, internal audit services and certain investment management services and (iii) certain advertising services. For the three and nine month periods ended September 30, 2006, the Company incurred costs for such services aggregating $0.6 million and $2.8 million, respectively, compared to $0.5 million and $2.6 million for the three and nine month periods ended September 30, 2005, respectively, and are components of “operating expenses” in the accompanying statements of operations.

Reinsurance Treaties with Affiliates

•

The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLCA. Under the terms of the the Treaty, XLFA agrees to reinsure up to 75% of business written by XLCA provided it meets certain specified parameters. Prior to July 1, 2006, XLFA had agreed under the Treaty to reinsure up to 90% of such business. In addition, pursuant to the Treaty XLCA is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement. Effective May 1, 2004, XLI entered into an agreement with XLCA which unconditionally and irrevocably guaranties to XLCA the full and complete payment when due of all of XLFA’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement XLFA has assumed business from XLCA since December 19, 2000. The par value of business guarantied by XLI under this agreement was approximately $93.8 billion as of September 30, 2006.

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

Effective upon the IPO, this guaranty terminated with respect to all new business assumed by XLFA under this agreement, but the guaranty remains in effect with respect to past cessions under the agreement.

•	The Company has entered into the following reinsurance agreements with XLI:

(a)

Effective October 1, 2001, the Company entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of the Company’s liability arising as a result of losses on policies reinsured by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered by this agreement in excess of 10% of XLFA’s surplus, up to an aggregate amount of $500 million. For the three and nine month periods ended September 30, 2006, the Company incurred expense under this agreement of approximately $0.1 million and $0.4 million, respectively, compared to approximately $0.1 million and $0.4 million for the three and nine month periods ended September 30, 2005, respectively.

(b)

Effective August 17, 2001, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows the Company to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays the Company a ceding commission of 30% on the premiums ceded under this treaty unless otherwise specified. On August 4, 2006, the Company and XLI terminated certain reinsurance cessions ceded under this agreement to XLI. As a result of the termination of the aforementioned cessions, XLI returned $26.5 million of premiums to the Company, the Company returned ceding commissions of $7.8 million to XLI, and XLI paid the Company $18.7 million.

(c)

Effective December 31, 1999, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to the Company a portion of a risk it insured, which risk XLFA may then accept or reject in its sole discretion. Under this treaty, the Company pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified. On August 4, 2006, the Company and XLI agreed to cancel from inception the reinsurance of certain business ceded under this arrangement. As a result of this cancellation, the Company paid XLI $0.2 million, XLI assumed the Company’s obligation for $1.2 million of reserves for losses and loss adjustment expenses, and the Company recorded a capital contribution of $1.0 million.

In addition, on August 4, 2006, the Company entered into certain reinsurance cessions with XLI pursuant to the aforementioned facultative quota share reinsurance treaty. As a result of these cessions, the Company recorded assumed premiums of approximately $8.0 million, ceding commissions of approximately $1.0 million and received cash from XLI of approximately $7.0 million.

(d)

Effective August 4, 2006, XLI, at no cost to the Company, indemnfied the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 8(a).

•

The Company has entered into the following reinsurance agreements with certain subsidiaries and affiliates of FSAH. Premiums assumed from FSAH affiliates represented 55.2% and 52.0% of the Company’s total reinsurance premiums assumed for the three and nine month periods ended September 30,2006, respectively, as compared to 82.4% and 77.7% for the comparable periods in 2005. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

XL Financial Assurance Ltd. Notes to Interim Financial Statements (UNAUDITED)

(a)

Effective November 3, 1998, the Company entered into a master facultative reinsurance agreement with FSA. This agreement allows FSA to propose to cede a portion of a risk insured by it to the Company, which risk the Company may then accept or reject solely in its discretion. The ceding commission that the Company pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. The Company’s obligations under this agreement are guaranteed by XLI. Effective upon the IPO, this guaranty terminated with respect to all new business assumed by XLFA under this agreement, but the guaranty remains in effect with respect to past cessions under the agreement.

(b)

Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal of and interest on certain asset-backed securities and pools of consumer debt obligations.

(c)

Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries.

•

The Company has guarantied certain of XLI’s obligations in connection with certain transactions where XLI’s customer required such credit enhancement. Each of these transactions has a “double trigger” structure, meaning that the Company does not have to pay a claim unless both the underlying transaction and XLI default. For each of these transactions, the Company has entered into a reimbursement agreement with XLI, pursuant to which XLI pays the Company a fee for providing its guaranty and XLI grants the Company a security interest in a portion of the payments received by it from its client. As of September 30, 2006 and December 31, 2005, the Company’s aggregate net par outstanding relating to such guaranties was $526.8 million.

XL Financial Assurance Ltd.
Notes to Interim Financial Statements
(UNAUDITED)

7.	Reinsurance

The effect of reinsurance on premium written and earned for the three and nine month periods ended September 30, 2006 and 2005 is shown below:

(U.S. dollars in thousands)

	(Unaudited)

	Assumed	Ceded	Net

Three months ended September 30, 2006
Premium Written	$72,014	$23,412	$95,426
Premium earned	42,260	(726)	41,534
Losses and loss adjustment expenses	358	4,139	4,497

Three months ended September 30, 2005
Premium Written	$71,651	$(7,594)	$64,057
Premium earned	40,953	(5,636)	35,317
Losses and loss adjustment expenses	476	580	1,056

Nine months ended September 30, 2006
Premium Written	$242,470	$11,459	$253,929
Premium earned	143,857	(17,210)	126,647
Losses and loss adjustment expenses	7,322	3,329	10,651

Nine months ended September 30, 2005
Premium Written	$190,662	$(24,542)	$166,120
Premium earned	111,256	(17,792)	93,464
Losses and loss adjustment expenses	24,358	(11,954)	12,404

8.	Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

XL Financial Assurance Ltd.
Notes to Interim Financial Statements
(UNAUDITED)

	(Unaudited)
	As at and for the		As at and for the
	Nine Months Ended		Twelve Months Ended
	September 30, 2006		December 31, 2005

(U.S. dollars in thousands)	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves

Unpaid losses and loss adjustment expenses at beginning of year	$64,746	$69,298	$50,810	$58,341
Unpaid losses and loss adjustment expenses recoverable	(52,316)	(14,078)	(42,151)	(13,290)

Net unpaid losses and loss adjustment expenses at beginning of year	12,430	55,220	8,659	45,051
Increase (decrease) in net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	—	8,670	—	10,169
Prior years	1,980	—	6,683	—
Less net losses and loss adjustment expenses paid	(2,967)	—	(2,912)	—

Net unpaid losses and loss adjustment expenses at end of period	11,443	63,890	12,430	55,220
Unpaid losses and loss adjustment expenses recoverable	52,430	14,120	52,316	14,078

Unpaid losses and loss expenses at end of period	$63,873	$78,010	$64,746	$69,298

Case Basis Reserves for Losses and Loss Adjustment Expenses

Set forth below is a discussion of certain significant case basis reserves established by the Company:

a.

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million representing the present value of losses expected to be incurred in the future with respect to an insured project financing, which the Company reinsured under its facultative quota share reinsurance treaty with XLCA (see Note 6). As this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first loss basis by XLI and, accordingly, there was no net impact on the Company’s results of operations from this loss provision.

During 2005, the Company recorded an additional provision for loss relating to this transaction of $13.5 million ($5.6 million after reinsurance to XLI), on a net present value basis to reflect certain adverse developments. There has been no further development in such loss reserve through September 30, 2006. The total remaining par reinsured by the Company in connection with this transaction (net of applicable carried case reserves), which amortizes over the next 12 years, aggregated approximately $197.4 million ($115.8 million net of reinsurance to XLI) at September 30, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available. Pursuant to an agreement entered into with XL Capital, which became effective on the date of the IPO, XL Capital agreed to indemnify the Company for all losses and loss adjustment expenses relating to this insured transaction in excess of its carried reserve at the effective date of the agreement (see Note 6).

b.	In 2005, the Company recorded funds withheld of $15.9 million pursuant to its Treaty with XLCA in respect of notes (the “Insured Notes”) issued pursuant to a structured financing of

XL Financial Assurance Ltd.
Notes to Interim Financial Statements
(UNAUDITED)

loans to medical providers, which were insured in 2001, and which defaulted upon their maturity. In December 2005, XLCA received a claim notice from the trustee on behalf of the holders of such insured notes in the amount of $20.2 million, representing the outstanding principal of the Insured Notes plus accrued interest thereon at the date of default (the “Claim Amount”). Pursuant to the terms of the insurance arrangement, XLCA had the option of satisfying the claim by either paying, in cash, the Claim Amount to the holders of the Insured Notes or purchasing the Insured Notes from such holders for an amount, in cash, equal to the Claim Amount. XLCA elected to purchase the Insured Notes in satisfaction of the claim. The purchase of the Insured Notes was recorded as an investment on XLCA’s balance sheet at an estimated fair value of $19.5 million. The difference between the estimated fair value and the consideration paid to acquire the Insured Notes was recorded as a net paid loss of $0.1 million. Pursuant to the Treaty, XLCA’s purchase of the Insured Notes was in furtherance of defending or compromising a claim and, accordingly, XLCA billed the Company for its share of the cost of purchasing the notes and received consideration from the Company in satisfaction thereof of $17.6 million. Subsequent to the purchase of the Insured Notes, a principal payment was received by XLCA thereon in the amount of $1.7 million, which reduced the funds withheld balance to $15.9 million. The Company was also billed $0.6 million for its share of the initial loss.

The estimate of fair value of the Insured Notes was based on XLCA’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Inc. and certain of its affiliates (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy and in connection therewith, XLCA accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, XLCA expects that it would be required to completely write-off the carrying value of this investment and, accordingly, XLFA would incur a loss equal to its proportionate share thereof under its reinsurance arrangement with XLCA. During the three months ended March 31, 2006, XLCA received a return of principal of $0.5 million and recognized an impairment charge on its investment in Intrepid and the remaining Insured Notes which aggregated $4.9 million. Of these amounts, the Company received $0.4 million of the funds withheld relating to the return of principal and reinsured $4.5 million of the loss which was reflected as an impairment charge and included in net realized losses on investments during the three month period ended March 31, 2006. As a result of the impairment charge and aforementioned return of capital, the funds held balance referred to above was reduced to $11.0 million at March 31, 2006.

In June 2006, in recognition of the challenges facing Intrepid in achieving the aforementioned financial targets, the Company and other equity holder’s and creditors in Intrepid, negotiated an agreement in principle to effect a restructuring of Intrepid’s capitalization. Pursuant to the restructuring, the Company’s ownership interest in Intrepid was reduced from 49% to approximately 12%. Accordingly, XLCA recognized an impairment charge of approximately $9.0 million ($8.1 million of which was reinsured by the Company) on its investment in Intrepid as of June 30, 2006 reflecting management’s best estimate of the value of such investment at that date, which considered the aforementioned restructuring and an updated forecast of Intrepid’s expected future operating performance, as well as a valuation of the Company’s investment in Intrepid by an outside valuation consulting firm.

XL Financial Assurance Ltd.
Notes to Interim Financial Statements
(UNAUDITED)

During the three months ended September 30, 2006, one of Intrepid’s creditors (the provider of its bankruptcy exit financing) rejected the agreement in principle and foreclosed on the Company’s preferred shares. As a result, XLCA wrote-off the remaining carrying value of its investment in Intrepid of approximately $1.1 million. Because XLCA is fully indemnified for this charge by an affiliate of XL Capital pursuant to an agreement entered into at the effective date of the IPO, the Company has no further liability with respect to the preferred shares of Intrepid or the Insured Notes. Also during the three months ended September 30, 2006 XLCA received payment in full on the Insured Notes. All funds held by XLCA on XLFA’s behalf were returned as of September 30, 2006.

c.

During the year ended December 31, 2005, the Company recorded a provision for loss of $4.3 million ($2.6 million after reinsurance) representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization insured by XLCA. There has been no development in such loss reserve since its initial establishment through September 30, 2006. The total remaining par reinsured by the Company in connection with this transaction (net of applicable carried case reserves) aggregated approximately $150.1 million ($89.2 million net of reinsurance) at September 30, 2006. The underlying insured par amortizes over many years into the future. Accordingly, the estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as new information becomes available.

In addition to the matters discussed above, at September 30, 2006 the XLFA had case basis loss adjustment expense reserves of $1.4 million ($0.9 million net of reinsurance), which primarily relate to remediation efforts associated with the aforementioned transactions.

The financing vehicles through which the insured exposures referred to above were issued are variable interest entities, as defined under FASB Interpretation 46/46R, “Consolidation of Variable Interest Entities”; however, the Company is not the primary beneficiary of such entities. If the transactions are restructured or if the Company exercises its contractual rights under such transactions in the event of a default, the primary beneficiary in such transactions may have to be reconsidered. If such events occur, the Company may be required to consolidate the financing vehicles.